Exhibit 1.03

For More Information

Investor Relations	Media Relations

Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
monishbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software’s Pivotal CRM Receives Prestigious Industry Recognition for 12th Consecutive Year

ISM Lists Pivotal CRM 6.0 as one of the “Top 15” CRM Enterprise Packages in 2008

ATLANTA, HONG KONG, May 8, 2008 — CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a global provider of industry-specific enterprise software applications and consulting services, today announced that its Pivotal 6.0 CRM software suite has been named by ISM Inc., a premier CRM consulting firm, as one of the “Top 15” CRM software packages in the enterprise category for 2008, its 12 consecutive appearance in this prestigious listing.

The Top 15 are divided into two categories—1) Enterprise, and 2) Small & Medium Business (SMB) — to reflect the changes in, and growth of, the CRM marketplace.

Pivotal CRM 6.0 was chosen after intensive testing by the ISM Software Lab at its Bethesda, Md.-based headquarters. Each package was rated according to 217 selection criteria, including 103 business functions, 52 technical features, 36 implementation capabilities, 9 real time criteria and 17 user-support features.

“The winners of the 2008 Top 15 continue to raise the bar for the CRM community with significant advancements in both functionality and connectibility,” said Barton Goldenberg, president, ISM. “Mobile access, as well as Web 2.0, are of increased importance to sales and marketing professionals and their always-on, always-connected Digital Clients.”

“CDC Software is to be praised for obtaining the Top 15 honor as ISM’s software selection process is strenuous and comprehensive,” added Goldenberg. “CDC Software is a leader in the CRM industry.”

The Top 15 selections are featured in ISM’s 16th edition of The Guide to CRM Automation and in a Top 15 CD available at (www.ismguide.com).

According to Eric Musser, president and CEO of CDC Software, “We are honored to appear on ISM’s listing of top CRM providers for the 12th consecutive year. Pivotal CRM 6.0 is built on a highly flexible, Microsoft.net-based architecture, with a rich set of CRM capabilities that support best-in-class mobile sales functionality and multi-language, global sales and marketing campaigns. This award not only validates our commitment to ongoing product innovation, but also our continuing commitment to providing increasing value in support of our customer’s success.”

ABOUT ISM

Founded in 1985, ISM Inc. offers strategic advisor services to organizations planning and implementing Customer Relationship Management (CRM), Contact Center initiatives and Digital Client initiatives. ISM annually publishes The Guide to CRM Automation and Top 15 CRM and Real Time CRM software reviews. Barton Goldenberg, founder and president of ISM, is the author of CRM in Real Time (published by Information Today) and CRM Automation (published by Prentice Hall) and is a columnist for a number of publications including CRM Magazine. ISM private sector clients include AAA, Amtrak, Delta Faucet, ExxonMobil, IBM, Lucent Technologies, McGraw-Hill, Nike, NYSE, PepsiCo, Roche, T. Rowe Price, United Way and Xerox; ISM’s government clients include the Department of Defense and the US Postal Service.

About Pivotal CRM

Pivotal CRM helps organizations create superior customer experiences and offers rich functionality, a highly flexible application platform, a full customer relationship management application suite, and best-in-class customization abilities, all with a low total cost of ownership. The Pivotal CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, partner management and marketing automation.

Designed to produce meaningful increases in revenues, margins, and customer loyalty, Pivotal CRM is used by more than 2,000 companies around the world. For more information about Pivotal CRM, please visit www.pivotalcrm.com.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 12 on the MBT 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Forward Looking Statement

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to our commitment to ongoing product support and innovation and providing increased value in support of our customers’ success, the features and functionality of the Pivotal CRM 6.0 software and continued market acceptance thereof and other statements which are not historical fact. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM 6.0 Software Platform, continued commitment to the deployment of the solution, and the ability of staff to utilize the information generated with Pivotal CRM 6.0 Software Platform. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.